Exhibit 99.1

March 17, 2015

Re: Statement of Disagreements between Tri-Tech Holding, Inc. and Yunxiang (Phil) Fan

Based on my personal judgment as the CEO, I strongly believed that it was very hard for the Company to meet its immediate obligations due to shortage of cash in the foreseeable future. Therefore, I brought up my concerns to the Board of Directors and requested a special board meeting for guidance on Feb 27, 2015. The board meeting was conducted on March 6, 2015. As the CEO, I believe the Company was "going concern", and needed to consider a proper disclosure, and to discuss with our auditor. However, the Board disagreed to my judgment.

Furthermore, I requested the CFO and Board Auditing Committee by email and/or at the board meeting determine whether or not the Company should discuss with our Auditor since the Company is in the process of annual financial report auditing. I had not received any feedback or reports from the CFO or any other managers, directors until after my resignation.

My judgment of the Company's going concern was based on the following facts I had received recently:

1. On Feb 27, 2015, I received an email from General Manager of Tri-Tech's Tennessee Office, with two attachments - Letter - Financial Summary.doc, and Cash Flow - Master.xlsx. He also mentioned in this email that two employees had decided to take a voluntary layoff, effective immediately. In the Letter, he reported that "total due by March 15 is $322,485".

2. On March 2, 2015, I requested a list of all past-due payables of the Company, excluding Indian Operation from the Company’s Financial Department on March 4, 2015. The total amount past due was RMB 43,445,400 (or approximately US$ 7.12 million);

3. The Company lost money in the past a couple of years due to bad macro-economic situation, internal and external issues, and shortage of cash to execute or secure new contracts;

As the CEO, I didn't believe that the Company would able to raise such amount of cash to pay off the immediate obligations in a timely manner even though the Company tried many possible lending sources.

There were clearly some disagreements between the Board of Directors and me; therefore, I had no other choices but to resign from all my positions within Tri-Tech Holding, Inc. and subsidiaries, including CEO and director of the Board. I informed the Chairman and the Board via email on March 13, 2015.

Yunxiang (Phil) Fan

Former CEO and Director of the Board of Tri-Tech Holding, Inc.